CUSIP No. 15100R-10-7

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                               Amendment No. 1 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             Celerity Systems, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                         (Title of Class of Securities)

                                   15100R 10 7
                                 (CUSIP Number)

                            Mr. Kenneth D. Van Meter
                            122 Perimeter Park Drive
                           Knoxville, Tennessee 37922
                                 (865) 539-5300
                  (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)


                                    Copy To:

                             Clayton E. Parker, Esq.
                           Kirkpatrick & Lockhart LLP
                      201 S. Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3306

                                 August 6, 2001
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 15100R-10-7

                                  SCHEDULE 13D
----------------- ----------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSONS

                  Kenneth D. Van Meter
----------------- ----------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)   [ ]
                                                                                   (b)   [x]
----------------- ----------------------------------------------------------------------------------
3                 SEC USE ONLY

----------------- ----------------------------------------------------------------------------------
4                 SOURCE OF FUNDS

                  PF
----------------- ----------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEMS 2(d)
                  or 2(e) (  ).
----------------- ----------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
                  ----- ---- -----------------------------------------------------------------------
NUMBER OF SHARES  7          SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING            3,139,013 (includes options and warrants to purchase up to 413,200 and
PERSON WITH                  78,129  Shares,  respectively,  and 5.0 shares of Series B  Redeemable
                             Convertible  Preferred  Stock which are immediately  convertible  into
                             2,000,000 Shares).

                  ----- ---- -----------------------------------------------------------------------
                  8          SHARED VOTING POWER

                             -0-
                  ----- ---- -----------------------------------------------------------------------
                  9          SOLE DISPOSITIVE POWER

                             3,139,013 (includes options and warrants to purchase up to 413,200 and
                             78,129  Shares,  respectively,  and 5.0 shares of Series B  Redeemable
                             Convertible  Preferred  Stock  which are  convertible  into  2,000,000
                             Shares).

                  ----- ---- -----------------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                             -0-
----------------- ----------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,139,013
----------------- ----------------------------------------------------------------------------------
12                CHECK  BOX  IF  THE  AGGREGATE   AMOUNT  IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES
                  (X).

                  Excludes 21,032 shares owned by Mr. Van Meter's adult children as to which he disclaims beneficial ownership.
----------------- ----------------------------------------------------------------------------------
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.0%
----------------- ----------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON

                  IN
----------------- ----------------------------------------------------------------------------------

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

CUSIP No. 15100R-10-7

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this "Amendment") to Schedule 13D is being filed on behalf of the undersigned Reporting Person to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 23, 1998 (the "Schedule 13D") relating to shares of common stock, par value $.001 per share (the "Shares"), of Celerity Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 122 Perimeter Park Drive, Knoxville, Tennessee 37922. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

As of the date of this Amendment, the Reporting Person beneficially owns 3,139,013 Shares, including options and warrants to purchase 413,200 and 78,129 Shares, respectively, and 5.0 shares of Series B Redeemable Convertible Preferred Stock (the "Preferred Stock") of the Company which are immediately convertible into 2,000,000 Shares at a conversion price of $0.025 per Share. The Reporting Person has acquired the Shares with personal funds in the approximate aggregate amount of $632,255.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 to the Schedule 13D is hereby amended, in pertinent part, to include the following:

The Reporting Person acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing the Shares. The Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

(a)-(b) The Reporting Person beneficially owns, and has the sole power to vote and dispose of, 3,139,013 Shares or approximately 6.0% of the issued and outstanding Shares of the Company, including options and warrants to purchase 413,200 and 78,129 Shares, respectively, and 5.0 shares of Preferred Stock which are immediately convertible into 2,000,000 Shares. This statement does not include 21,032 Shares owned by the Reporting Person's adult children as to which he disclaims beneficial ownership.


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


CUSIP No. 15100R-10-7

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                                          /s/  Kenneth D. Van Meter
                                          --------------------------------------
                                          Kenneth D. Van Meter

























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